Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On June 19, 2003, the following press release was issued.

19 June 2003

Smith & Nephew notes offers for Centerpulse and InCentive Capital

Smith & Nephew plc notes that Zimmer Holdings Inc. has today launched formal offers for Centerpulse AG and InCentive Capital AG, which the company intends to review over the coming weeks.

Smith & Nephew is convinced that a combination of its own business with that of Centerpulse will offer employees, customers and shareholders of both companies a superior opportunity for enhanced long-term value.

Pending Smith & Nephew’s review of the Zimmer offers, the company strongly advises Centerpulse and InCentive Capital shareholders to take no action in respect of the Zimmer offers. Smith & Nephew plc notes that under Swiss takeover legislation all offers will remain open for acceptances until 27 August.

Enquiries:

Smith & Nephew plc	Tel: +44 (0)20 7401 7646
Angie Craig
Corporate Affairs Director

Financial Dynamics	Tel: +44 (0)20 7831 3113
David Yates

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com